Mail Stop 4561

									April 11, 2006


Mr. Richard B. Handler
Chief Executive Officer
Jefferies Group, Inc.
520 Madison Avenue, 12th Floor
New York, NY 10022

      RE:	Jefferies Group, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2005
      File No. 1-14947

Dear Mr. Handler:

      We have reviewed your filing and supplemental response letter dated March 17, 2006 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Note 18 - Segment Reporting, page 75
1. We have reviewed your response to comment five of our letter dated
December 28, 2005. We note that in evaluating whether your operating segments have similar economic characteristics, you consider the expected "contribution margins" over the next five years. Please provide us with a more comprehensive analysis describing how you determined that each of the operating segments aggregated into your
Capital Markets reportable segment have similar economics. In your analysis, please include the following:

* the discrete financial information is provided to your chief operating decision maker ("CODM") on a regular basis;
* the specific financial measures that your CODM to evaluate financial performance and allocate resources;
* quantify the financial performance of each identified operating segment for the last five years;
* quantify and describe the relationship and trends between drivers of economic performance, including sales and margins, of your aggregated operating segments;
* how you consider the historical financial performance of each of your operating segments when determining that the economic characteristics of those segments are similar; and
* how you determined that your operating segments have similar economic characteristics, given the wide range of expected contribution margins for each operating segment within the next five years.

2. Based upon your response it is not clear how you determined that the nature of service and production processes are similar for all of the operating segments you aggregate into the Capital Markets segment. For example, based upon your business unit descriptions in your Form 10-K, it appears that the services provided and production processes that would likely be involved to provide the services for your Investment Banking unit are significantly different than your business units that primarily offers sales and/or trading services.
Please provide us with a more comprehensive description and analysis of how you determined that the services/products and production process for each of your aggregated operating segments are similar.
Refer to Question 7 in the FASB Staff Implementation Guidance on Applying Statement 131 and the Current Accounting and Disclosure Issues in the Division of Corporation Finance outline available on our web-site at www.sec.gov.

3. Please tell us how you intend to comply, in future filings, with the disclosure requirements of paragraph 36 and 37 of SFAS 131.

Note 19 - Goodwill, page 76

4. We have reviewed your response to comment seven of our letter dated December 28, 2005. Please tell us when you made the cash payments related to additional contingent consideration accrued during 2004 and 2005 and how the cash payments are reported in your
Consolidated Statements of Cash Flows. Please reconcile for us your
2005 and 2004 Form 10-K disclosure regarding contingent consideration and goodwill activity with the cash flows related to acquisitions reported on your Statements of Cash Flows.









      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sharon Blume, Staff Accountant, at (202)
551-
3474 or me at (202) 551-3449 if you have questions.


								Sincerely,



						Joyce Sweeney
									Accounting Branch
Chief
Mr. Richard B. Handler
Jefferies Group, Inc.
April 11, 2006
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